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Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2003

CONVERIUM HOLDING AG
(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SIGNATURES
Agenda and Propositions of the Board of Directors

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Dirk Lohmann Name: Dirk Lohmann Title: CEO

By:	/s/ Christian Felderer Name: Christian Felderer Title: Group General Counsel

Date: May 5, 2003

To the shareholders of Converium Holding Ltd

Invitation to the Annual General Meeting

held on Tuesday, May 27, 2003, at 10.00 a.m. (door opening at 9.00 a.m.),

shareholder.services@converium.com	at the Theater Casino Zug, Artherstrasse 2-4, CH-6300 Zug, Switzerland

(Translation: the German text is legally binding)

shareholder.services@converium.com	Agenda and Propositions of the Board of Directors

shareholder.services@converium.com	1.	Approval of the Annual Report, the Annual Financial Statements and the Consolidated Annual Financial Statements (Consolidated Statements) for 2002; acknowledgement of the reports of the auditors and the Group auditors

The Board of Directors proposes to approve the Annual Report, the Annual Financial Statements and the Consolidated Statements for 2002.

Converium Holding Ltd Share Register Baarerstrasse 8 CH–6300 Zug Switzerland	2.	Appropriation of result

The Board of Directors proposes to use the profits of the financial year 2002 as follows:

Phone +41 (0)1 639 93 35 www.converium.com shareholder.services@converium.com		Profit for the financial year Retained earnings brought forward from previous year Disposable profit Allocation to the general reserve (Art. 671 CO): Allocation to dividends	CHF 47’644’537 CHF –1’503’143 CHF 46’141’394 CHF 5’000’000 CHF 40’006’217

		Carry forward the balance sheet profit to new account	CHF 1’135’177

The total allocation to dividends of CHF 40’006’217.- will result in a gross dividend of CHF 1.- per ordinary share. Assuming that the Board’s proposal for the appropriation of the result is approved, dividend payment will be made with effect from June 2, 2003.

	3.	Discharge of the members of the Board of Directors and the management from responsibility

The Board of Directors proposes to discharge the members of the Board of Directors and the management from responsibility for their conduct of business in the year 2002.

	4.	Re-election of Board members

The Board of Directors proposes to re-elect the following Board members for a further term of three years:

shareholder.services@converium.com	•	Georg F. Mehl
	•	Prof. Dr. Anton K. Schnyder
	•	Prof. George G.C. Parker

	5.	Election of the auditors and the Group auditors

shareholder.services@converium.com		The Board of Directors proposes to re-elect PricewaterhouseCoopers Ltd, Zurich, as auditors and Group auditors for a further term of one year.

Business Report and reports of the auditors and the Group auditors

The Business Report (consisting of the Annual Report, the Annual Financial Statements and the Consolidated Statements) and the reports of the auditors and the Group auditors are available for inspection from May 5, 2003 at the headquarters of Converium Holding Ltd, Baarerstrasse 8, CH-6300 Zug and at the offices of Converium Ltd, General Guisan-Quai 26, CH-8022 Zurich. Upon request or by returning the respective order form, the shareholders who are registered in the share register will receive a complete set of these documents. As from May 5, 2003, these documents will also be accessible on our Internet website www.converium.com.

Admission cards to the General Meeting

All shareholders who, on May 23, 2003, are registered in the share register as shareholders with voting rights are entitled to vote. The invitation to the General Meeting and the agenda will be sent to all shareholders who are registered with voting rights on May 2, 2003, and to those shareholders who will be registered until May 19, 2003. You may request your admission card and the voting material by sending the order form, which is enclosed in the letter, to the following address: Converium Holding Ltd, c/o S.A.G. SIS Share Register Ltd, P.O. Box, CH-4609 Olten, Switzerland. An early return (if possible before May 19, 2003) facilitates the preparing of the General Meeting.

Shareholders who have sold their shares before the General Meeting are not entitled to vote. In the event of a sale of all shares, the admission card must be returned to Converium Holding Ltd. In the event of a partial sale, the shareholder must present the admission card and the voting material at the Shareholders’ Desk for correction before the beginning of the General Meeting.

Representation at the General Meeting

According to Article 12 of the Articles of Association of Converium Holding Ltd, a shareholder may be represented by his or her legal representative, by any other person whom the shareholder has authorized in writing, by a proxy appointed by Converium Holding Ltd, by the independent proxy (Dr.iur. Stefan Eschmann, St. Peterstrasse 1, CH-8001 Zurich) or by a depositary.

Unless otherwise expressly instructed, the representatives will exercise the voting rights in accordance with the proposals of the Board of Directors. The proxy appointed by Converium Holding Ltd will only represent shareholders who wish to vote in accordance with the proposals of the Board of Directors. Proxies containing other instructions will be forwarded to the independent proxy.

For representation purposes, please indicate on the order and proxy form under the section “Proxy and Representation” whether you wish to be represented by the proxy appointed by Converium Holding Ltd or by the independent proxy, Dr.iur. Stefan Eschmann, St. Peterstrasse 1, CH-8001 Zurich. Proxies on the order and proxy form must be sent until May 19, 2003 (date of receipt) to Converium Holding Ltd, c/o S.A.G. SIS Share Register Ltd, P.O. Box, CH-4609 Olten, Switzerland. Proxies to a representative, to the proxy appointed by Converium Holding Ltd, to the independent proxy or to a depositary may also be given on the admission card. Voting instructions for each of the agenda items can be inserted on the back of the admission card. Proxies on the admission cards (together with the voting material) must be sent to the respective representative.

Depositaries are asked to inform Converium Holding Ltd (share register: tel +41 (0)1 639 93 01) as early as possible but not later than Tuesday, May 27, 2003, at the entrance gates of the Theater Casino in Zug about the number of shares they will represent. Institutions subject to the Federal Law on Banks and Savings Banks of November 8, 1934, and professional asset managers, are deemed depositaries.

Early departure from the General Meeting

To allow the correct counting of the number of shares and persons present, any shareholders leaving before the end of the meeting are requested to present their unused voting materials at the exit.

Zug, May 2, 2003 Converium Holding Ltd For the Board of Directors The Chairman:

Peter C. Colombo

How to get there

Address:	Theater Casino Zug Artherstrasse 2-4 CH–6300 Zug

By public transport

Train:

From	To	Date	Departure	Arrival	Duration

Zurich HB	Zug	27.5.03	8:35	9:02	0:27
Zurich HB	Zug	27.5.03	8:47	9:23	0:36
Zurich HB	Zug	27.5.03	9:01	9:26	0:25
Zurich HB	Zug	27.5.03	9:07	9:32	0:25

Bus:

Bus number 3 (from train station Zug, exit Baarerstrasse), direction Oberwil until bus station ‘Casino’.

By car

From downtown Zug:	Direction Walchwil/Gotthard until ‘Theater Casino’

Parking:	Parking ‘Casino’ at Zugerbergstrasse or Parking ‘Frauensteinmatt’ at Hofstrasse

Mr.

                                                                                                              1/1/001006
0072/1/ /001006
02.05.2003

Order Form and Proxy Statement

Annual General Meeting of Converium Holding Ltd
held on May 27, 2003, at 10.00 a.m. (door opening at 9.00 a.m.), at the Theater Casino Zug, Artherstrasse 2-4, CH-6300 Zug, Switzerland

Concerning: 001006	Bernhard Aschwanden 6430 Schwyz
Number of Shares: 50 (of this, entitled to vote 50)

Order of an Admission Card

☐	I/We shall personally be attending the General Meeting of Converium Holding Ltd held on May 27, 2003, and herewith order the admission card and the voting material to be sent to my/our address.

☐	I/We hereby give proxy to the person named on the reverse side.

Order of Annual Report and notification of change of address

☐	I/We wish the delivery of the detailed Annual Report in the following language:
☐ German (dispatch from May 16) ☐ English ☐ French* ☐ Spanish*
*short version

☐	Please note the following change of address:

We kindly ask you to send the completed order form and proxy statement to
Converium Holding Ltd, c/o S A G SIS Share Register, P.O. Box, CH-4609 Olten,
Switzerland by no later than May 19, 2003.

Proxy and representation at the General Meeting

☐	1. I/We authorize the proxy appointed by Converium Holding Ltd (“Organvertreter”; Mr. Andreas Zdrenyk) to represent me/us with power to substitute at the General Meeting held on May 27, 2003 and to vote in accordance with the proposals of the Board of Directors. Proxies containing conflicting instructions will be forwarded to the independent proxy (see in # 2 below).

☐	2. I/We authorize the independent proxy, Dr. iur. Stefan Eschmann, St. Peterstrasse 1, CH-8001 Zurich to represent me/us with the power to substitute at the General Meeting held on May 27, 2003 and to vote in accordance with the instructions below. The independent proxy will vote in accordance with the proposals of the Board of Directors if such instructions are missing. The proxies may be sent to Converium Holding Ltd, c/o SAG SIS Share Register, P.O. Box, CH-4609 Olten, Switzerland.

☐	3. I/We authorize a third party or a depositary (please indicate name and address) to represent me/us at the General Meeting held on May 27, 2003 and to vote in accordance with the instructions below.

Name of the authorized third person or depositary

Full address

Instructions

I herewith instruct the proxy appointed by me/us according to # 2 or 3, as follows (in the absence of particular instructions the independent proxy, the third person or the depositary will vote in accordance with the proposals by the Board of Directors):

Proposition 1: Approval of the Annual Report, the Annual Financial Statements and the Consolidated Annual Financial Statements (Consolidated Statements) for 2002; acknowledgement of the reports of the auditors and the Group auditors.

Proposition 2: Appropriation of result

Proposition 3: Discharge of the members of the Board of Directors and the management from responsibility

Proposition 4: Re-election of Board members

Proposition 5: Election of the auditors and Group auditors

Date:                                                                     Signature: